

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Michael Logerfo
Chief Legal Officer, Corporate Vice President & Secretary
Sagent Holding Co.
c/o Sagent Pharmaceuticals, Inc.
1901 North Roselle Road, Suite 700
Schaumburg, IL 60195

>   **Re: Sagent Holding Co.**
>   **Registration Statement on Form S-1**
>   **Filed December 6, 2010**
>   **File No. 333-170979**

Dear Mr. Logerfo:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Comments on your confidential treatment request will be delivered under separate cover.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 1

5. Please revise your disclosure to eliminate the repetition among your discussion of your innovative business model on page 2, the advantages of your business model on page 3 and your competitive strengths on pages 3 and 4. The Commission's Plain English requirements require that registrants avoid repetitive disclosure. Please include one bulleted list to identify these disclosures.

6. The summary should provide a balanced presentation of the information presented in the prospectus regarding your company and operations. As currently written, your summary places more emphasis on your strengths and strategy than on your weaknesses and risks. Please revise your summary to balance the discussion of your strengths and key attributes with an equally prominent discussion of your weaknesses and/or risks. For example, you discuss your significant revenue growth but have not included in your summary risk factors a discussion of your historic losses or accumulated deficit as discussed in your risk factor titled "We have not generated any operating profit since commencing commercial operations…" on page 21. Please also explain the risks that your strategy may not result in the increase in margins that you anticipate.

7. We note your disclosure of your revenue growth on page 2 for the quarter ended September 30, 2010 and comparing revenues from such period with that reported in the quarters ending June 30, 2010 and September 30, 2009. Please expand your disclosure to disclose your net losses for the same periods.

8. We note your statement that "Sales in our current target market of generic drugs in the U.S. are expected to increase by a CAGR of nearly 10% over the next three years…" Please define your target market of generic drugs as used therein and explain the basis for your conclusion, in addition to the assumptions and factors already listed, of a 10% CAGR. Alternatively, if the estimated CAGR was derived from a third party source, identify such source in your disclosure.

9. Please reconcile your statement on page 3 regarding a generic injectable industry characterized by favorable pricing environments with your disclosure on page 14 that "The generic segment of the injectable pharmaceutical market is characterized by a high level of price competition."

10. Please identify in your Summary Risk Factors on page 5 the two products that account for a significant portion of your net revenues.

11. To the extent that the number of shares to be issued upon the exercise of all of your outstanding warrants will be material, please identify in your disclosure the stockholder to whom such shares will be issued.

12. Please revise your disclosure on page 7 to clarify that "SGNT" is your proposed NASDAQ Global Market symbol.

Summary Historical Consolidated Financial Data, page 9

13. It appears that pro forma balance sheet data should present the effect of the Reincorporation, including the issuance of shares of your common stock upon conversion of your preferred stock issued as a result of the exercise of all outstanding warrants consistent with the pro forma presentation described in Capitalization on page 32. Please revise or explain to us why the pro forma presentations are different. This comment also applies to your pro forma net tangible book value presentations described in Dilution on page 34.

14. Further, expand your pro forma disclosures in the filing to explain your basis for assuming the preferred stock warrants will be exercised prior to the offering.

Risk Factors, page 11

"We depend upon our key personnel…," page 16

15. Please expand your disclosure to identify the personnel you consider to be key and disclose whether or not you carry key man insurance.

Use of Proceeds, page 31

16. We note that you intend to use the proceeds of the offering for general corporate purposes, which may include funding working capital, product development and operating expenses. Please further expand your discussion of the use of proceeds to estimate the portion of the proceeds to be used for such listed purposes or identify any additional proposed uses. To the extent you have identified any specific uses for the proceeds, your disclosure should list such uses and include the amount to be allocated to such uses. Specifically, from the portion of proceeds to be used for product development, please identify the specific products you anticipate you will further develop or commercialize. Please also expand your disclosure to include a discussion of the reasons for the offering. Similarly, please update your summary disclosure on page 7.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 38

17. Please include a caption in this section to address the impact that the deficiencies and
material weaknesses in your system of internal controls over financial reporting discussed
on pages 22 and 23 had on the financial reporting processes addressed in the periods
presented. Please include disclosure on how these deficiencies and material weaknesses
were identified, identify the deficiencies and material weaknesses remediated, and the
steps you have taken to remedy any deficiencies and material weaknesses not corrected.

Factors Affecting our Business

Product Development Costs, page 40

18. Your disclosures about your product pipeline appear to be limited to the number of new
products for which you have submitted or acquired ANDAs and the number of new
products for which you have begun initial development activities. Please identify each
significant product in the pipeline and for each significant product in the pipeline, please
disclose the product development costs incurred for each period and the amount incurred
to date. Also please disclose the estimated costs to complete and anticipated completion
dates as well as the period in which material net cash inflows from each product is
expected to commence. Disclose your quantitative and qualitative criteria for deeming a
product significant. For the remainder of products that you do not deem significant,
summarize the number of programs and cost for each period by therapeutic or other
descriptive class/category and provide an estimate of the nature, timing and cost to
complete these programs.

Critical Accounting Policies and Estimates

Revenue Deductions, page 43

19. Please revise your rollforward schedule for chargebacks to break out the provision related
to sales made in the current period and sales made in prior periods. In addition, please
revise your disclosure to clarify whether the amounts disclosed for potential changes to
net revenue are reasonably likely scenarios. If these are not reasonably likely outcomes,
then revise the disclosure to include what the reasonably likely outcomes would be.

20. Please disclose whether adjustments to estimates for all revenue dilution items have been
material in all periods presented. Also, please disclose the amount of the accrual for cash
discounts, sales returns and contractual allowances for all periods presented.

Stock-Based Compensation, page 45

21. Please disclose the assumptions used to estimate the value of stock options for the nine months ended September 30, 2010. Please also include this information in the table on page F-23.

22. Please revise your filing to disclose all of the critical assumptions used in the probability weighted expected return method to allocate the enterprise values to the common stock. For example, disclose the discount rate used to estimate the value of your common stock and the probability weight that was assigned to each possible future outcome.

23. Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist at each grant date.

24. For each grant date of options during 2009, please disclose the number of shares granted, the exercise price per share, and the fair value of the common stock.

25. Please disclose the factors leading to the difference in price of the preferred stock sold in March, April and August 2010 at $1.40 per share and the valuation of the common shares during 2010 of $.53 per share.

26. Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

27. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Liquidity and Capital Resources
Cash Flows
Sources and Uses of Cash, page 55

28. Please expand your liquidity disclosure to discuss the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Contractual Obligations and Commitments, page 56

29. We note your disclosure on page F-17 that you have entered into various agreements for the development and marketing of finished dosage form pharmaceutical products which may contain minimum purchase commitments. To the extent applicable, please include in your tabular disclosure of contractual obligations any minimum purchase requirements under your manufacturing and supply agreements.

Business, page 58

Our Product Portfolio, page 64

30. We note your tabular disclosure of the percentage of revenue by product category. Please further identify in your discussion of the product categories any specific products within such category that may be material to your net revenue by indicating a percentage of net revenue for which the specific product accounts. For example, you disclose on page 13 that "cefepime accounted for approximately 40% of our net revenue for the year ended December 31, 2009." Please include such disclosure in your Business disclosure with regard to cefepime and provide similar disclosure for other material products.

Our Collaboration Network, page 69

31. Please expand your discussion of the general terms of your manufacture and supply agreements to include a discussion of the termination provisions common to such agreements.

Joint Ventures, page 70

32. Please file a copy of your joint venture agreements relating to the formation of KSP and Sagent Strides. Alternatively, please provide us with your analysis that you are not substantially dependent on either agreement.

Key Suppliers and Marketing Partners, page 71

33. Please expand your disclosure with respect to your agreements with Dobfar and Gland to include a reasonable range within which the percentage of the net margins from the respective product sales falls, for example "single digits," teens," "twenties," etc.

34. Please file a copy of your agreement with Actavis. Additionally, please expand your disclosure to disclose the term and termination provisions and to include the percentage of net profits from product sales or a reasonable range within which the percentage falls, for example "single digits," teens," "twenties," etc.

Executive Compensation, page 85

35. Please update your executive compensation disclosure to include discussion of compensation paid during your fiscal year ended December 31, 2010.

36. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Performance-based Cash Incentives – Management Bonus Plans, page 88

37. Please include the 2010 potential bonus payment percentage for Mr. Patterson.

38. Please confirm that your disclosure will include the department/individual objectives for each NEO at such time as the objectives are approved by the Board. Your disclosure should also include a discussion of the level of achievement of each department or individual objective and each corporate objective and, to the extent that bonuses for 2010 have been awarded, the factors considered by the Board and the CEO in evaluating such achievement and recommending or approving a bonus award.

39. Please expand your disclosure to provide a side-by-side comparison of the potential bonus payments as a percentage of base salary with the actual bonus payments as a percentage of base salary.

40. With respect to the 2009 bonus awards, please expand your disclosure to describe the actual level of achievement of the company for each corporate objective and by each NEO regarding each individual objective as evaluated by the CEO. Such disclosure should include a discussion of the factors that the CEO considered in evaluating the achievement of the corporate and individual objectives.

Summary Compensation Table, page 96

41. Please explain by footnote the difference in base salary as reported in the summary compensation table and the base salaries disclosed on page 88 for each NEO.

42. Please update your summary compensation table to include disclose compensation paid during your fiscal year ended December 31, 2010.

Employment Agreements, page 99

43. We note your expectation to enter into employment agreements with each of your NEOs prior to completion of the offering. Please confirm that you will update your disclosure and file each agreement upon execution of such agreements.

Certain Relationships and Related Party Transactions, page 105

44. Please expand your disclosure relating to the Members Agreement to clarify the effect of the Reincorporation on the registration rights of the shareholders party thereto. If the Reincorporation will have no effect on such rights, please so state.

45. Please file as exhibits copies of each of the Members Agreement, the Co-Sale Agreement and the Voting Agreement.

Description of Capital Stock, page 111

46. We note that you will file by amendment as Exhibits 3.3 and 3.4 the Form of Certificate of Incorporation of Sagent Pharmaceuticals, Inc. and the Form of Bylaws for Sagent Pharmaceuticals, Inc., respectively. Please provide us with copies of the actual Certificate of Incorporation and Bylaws you intend to file for our examination with your next amendment. Further, your filing should include copies of the actual Certificate of Incorporation and Bylaws you will filed with the State of Delaware upon Reincorporation rather than a form of such organizational documents.

Shares Eligible for Future Sale, page 115

47. Please clarify your disclosure on page 116 regarding registration rights to indicate, if true, that only holders party to the Members Agreement shall have the right to demand registration of all or any portion of their shares.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

48. Please disclose on the face of this statement the aggregate liquidation preference of the preferred stock. Refer to ASC 505-10-50-4.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page F-10

49. Please disclose whether any impairment charges were recorded during the periods presented. Also, disclose why product development and licensing rights decreased from 2008 to 2009.

Revenue Recognition, page F-12

50. Your disclosure that revenue is "typically" recognized is vague. Revise your disclosure to clarify how revenue is recognized for all products. Please address all of the criteria outlined in ASC 605-10-S25.

51. Please revise your disclosure to include a break out of your revenues for each product or group of similar products in accordance with ASC 280-10-50-40.

Stock Based Compensation, page F-13

52. Please expand your disclosure to quantify the stock based compensation expense for the nine months ended September 30, 2010.

Note 8. Fair Value Measurements
Preferred Stock Warrants, page F-18

53. Please disclose all of the significant assumptions used in the probability weighted expected return method to estimate the fair value of the preferred stock warrants. Disclose the probability weight that was assigned to each expected outcome.

Note 10. Preferred Stock and Stockholders' Equity (Deficit)
Preferred Stock Warrants, page F-20

54. Please revise your disclosure to describe the significant terms of the warrant agreement to clarify why the warrants are classified as liabilities. Disclose how the closing of the public offering will impact the accounting for and classification of the preferred stock warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551-3649 or Donald Abbot at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP
        300 North LaSalle
        Chicago, IL 60654